

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2014

Via E-mail
Shirley Whitaker
Vice President and Corporate Secretary
Twenty Services, Inc.
20 Cropwell Drive – Suite 100
Pell City, Alabama 35128

   Re: **Twenty Services, Inc.**
      Schedule 13E-3
      Filed December 12, 2013
      File No. 005-19845
      Preliminary Information Statement on Schedule 14C
      Filed December 12, 2013
      File No. 000-08488

Dear Ms. Whitaker:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Folake Ayoola

        Folake Ayoola
        Attorney Advisor